FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC REINSURANCE LIMITED AND HSBC INSURANCE (IRELAND) LIMITED TO BE SOLD TO CATALINA

HSBC Europe (Netherlands) BV, a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell HSBC Reinsurance Limited and HSBC Insurance (Ireland) Limited (‘the businesses’) to Catalina Holdings (Bermuda) Ltd.

HSBC Reinsurance Limited and HSBC Insurance (Ireland) Limited ceased to write new business and were placed into run-off in June 2010 and June 2009, respectively. The businesses predominantly wrote creditor, property, travel and motor insurance business.

The businesses had gross assets of approximately US$273m at 31 March 2012.

The sale represents further progress in the execution of the Group’s strategy.

The transaction, which is subject to regulatory approval from the Central Bank of Ireland, is expected to complete in the third quarter of 2012.

Media enquiries to Andy Berry on +44 (0)20 7992 5589 or at andy.berry@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world’s largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 09 July 2012